EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$3,020	$2,922	$(27,763)	$1,008	$1,889
Plus: Income Taxes	2,313	2,343	(13,737)	2,958	1,915
Fixed Charges	17,093	18,259	19,594	18,794	20,383
Earnings Available for Fixed Charges	22,426	23,524	(21,906)	22,760	24,187

Fixed Charges:
Interest Expense	16,687	17,837	18,918	18,083	19,046
Estimate Portion of Rental Expense Equivalent to Interest	406	422	676	711	1,337
Total Fixed Charges	17,093	18,259	19,594	18,794	20,383

Ratio of Earnings to Fixed Charges	1.3	1.3	-1.1	1.2	1.2

Calculation of Rental Expense Equivalent to Interest
Rental Expense	1,217	1,265	2,028	2,132	4,012
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	406	422	676	711	1,337